DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: 82-34989

[redacted]

27 October 2008

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 14 September 2008 to 27 October 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008
28 May 2008	Registrar of Companies – Form 363a with accompanying CD of	7 July 2008

	members	
29 May 2008	Stock Exchange Announcement – Store Opening	7 July 2008
3 June 2008	Stock Exchange Announcement – Results of EGM	7 July 2008
9 June 2008	Stock Exchange Announcement – Notification of IMS date	7 July 2008
10 June 2008	Registrar of Companies – Form 353	7 July 2008
24 June 2008	Stock Exchange Announcement – IMS to 21 June 2008	7 July 2008
24 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
27 June 2008	Stock Exchange Announcement – PSP Block Listing return	7 July 2008
27 June 2008	Stock Exchange Announcement – ESOS Block Listing return	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
1 July 2008	Stock Exchange Announcement – Listing Application	7 July 2008
4 July 2008	Registrar of Companies – Form 88(2) with accompanying list of allottees	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
10 July 2008	Registrar of Companies – Accounts for the periods ended 11 December 2006 and 4 July 2007	4 August 2008
14 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
31 July 2008	Stock Exchange Announcement – Voting Rights and Capital	4 August 2008
1 August 2008	Stock Exchange Announcement – Major Interests	4 August 2008
18 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
19 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
16 September 2008	Stock Exchange Announcement – Trading Update	27 october 2008

3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
21 October 2008	Stock Exchange Announcement – Preliminary Results	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008

RNS

REG-Debenhams plc Trading Update

Released: 16/09/2008

com:20080916:RnsP4766D

RNS Number : 4766D

Debenhams plc

16 September 2008

16 September 2008

DEBENHAMS PLC - TRADING UPDATE

Debenhams plc, the leading department stores group, today releases a trading update for the financial year 2007/8 which ended on 30 August 2008.

Gross transaction value for the year to 30 August 2008 was 1.3% higher than the previous year. Like-for-like sales were down by 0.9% for the year. Market share gains were achieved in all major product categories. Own bought products made a strong contribution to sales. Gross margin was flat on last year, in line with guidance given during the year.

Profit before tax for the year and the net debt position at year end are both expected to be in line with market consensus.

Terminal stock at the end of the year was at a historically low level, enabling us to enter the new financial year with a very clean stock position. Stock levels continue to be managed tightly and we have already achieved the anticipated 10% stock density reduction as part of our objective to simplify our consumer offer.

Two new department stores in Dunfermline and Blackpool opened in the last couple of weeks of August which will contribute to the company's performance in the new financial year. At year end the portfolio stood at 139 department stores and ten Desire stores.

Debenhams preliminary results for the financial year 2007/8 will be released on Tuesday 21 October 2008.

Rob Templeman, Chief Executive of Debenhams, said:

"Debenhams ongoing investment in product design, quality and value, plus the differentiation of our exclusive designer ranges, has resulted in market share gains both overall and for each major clothing category and enabled us to deliver what we believe to be a creditable sales performance given the retail climate.

"Trading in August showed a marked improvement over July but the UK retail sector continues to be adversely affected by wider economic concerns. We will continue to focus on meeting the needs of our customers to enable us to make further market share gains in what continues to be a challenging macroeconomic environment."

Enquiries

Analysts/Shareholders

Debenhams plc

Rob Templeman, Chief Executive

Chris Woodhouse, Finance Director 020 7408 3302

Lisa Williams, Investor Relations 020 7408 3304

Media

Financial Dynamics

Jonathon Brill 020 7269 7170

Billy Clegg 020 7269 7157

Caroline Stewart 020 7269 7227

A conference call for analysts and investors will be held today at 8:30am on 0845 1130070 (UK) or +44 1452 555031 (overseas), conference ID 62971946. A reply of the call will be available for seven days on 0845 2455205 (UK) or +44 1452 550000 (overseas), PIN 62971946#.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, including womenswear, menswear, childrenswear, homeware and health and beauty.

Debenhams has a total of 139 department stores in the UK and Republic Ireland and ten Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 41 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, Pearce Fionda, John Rocha and Matthew Williamson.

END

TSTFGGMLKKMGRZM

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Michael Sharp

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes, Elaine Agnes Sharp & Nicholas John Shaw, trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a transfer from Michael Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust to Michael Sharp.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

The Michael Sharp 2008 Discretionary Settlement Trust

8. State the nature of the transaction

A transfer from Michael Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust to Michael Sharp.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,358,791

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.61%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,358,791

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.61%

13. Price per *share* or value of transaction

Nil consideration

14. Date and place of transaction

3 October 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Michael Sharp and his connected persons are interested in 5,640,934 shares which is 0.64%

16. Date issuer informed of transaction

3 October 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

3 October 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

John Lovering

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes,Brenda Joan Lovering and Nicholas John Shaw the trustees of The John Lovering 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to two transfers from John Lovering, Brenda Joan Lovering and Nicholas Shaw as trustees of The John Lovering 2008 Discretionary Settlement Trust to:

a. John Lovering; and

b. Brenda John Lovering

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

The John Lovering 2008 Discretionary Settlement Trust

8. State the nature of the transaction

The notification relates to two transfers from John Lovering, Brenda Joan Lovering and Nicholas Shaw as trustees of The John Lovering 2008 Discretionary Settlement Trust to:

a. John Lovering; and

b. Brenda Joan Lovering

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a. 5,762,780 shares transferred to John Lovering

b. 235,407 shares transferred to Brenda Joan Lovering

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

a. 0.658% acquired by John Lovering

b. 0.026% acquired by Brenda Joan Lovering

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,998,187

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.68%

13. Price per *share* or value of transaction

Nil consideration

14. Date and place of transaction

3 October 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, John Lovering and his connected persons are interested in 6,638,187 shares which is 0.75%

16. Date issuer informed of transaction

3 October 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

3 September 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Robert Templeman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes, Jennifer Ann Templeman and Nicholas John Shaw the trustees of The Robert Templeman 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a transfer from Robert Templeman, Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust to Robert Templeman

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

The Robert Templeman 2008 Discretionary Settlement Trust

8. State the nature of the transaction

A transfer from Robert Templeman, Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust to Robert Templeman

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

12,591,638

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

1.43%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12,591,638

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

1.43%

13. Price per *share* or value of transaction

Nil consideration

14. Date and place of transaction

3 October 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Robert Templeman and his connected persons are interested in 13,466,214 shares which is 1.53%.

16. Date issuer informed of transaction

3 October 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

3 October 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Christopher Woodhouse

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes, Nicholas John Shaw a trustee of The Christopher Woodhouse 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a transfer from Christopher Woodhouse and Nicholas John Shaw as trustees of The Christopher Woodhouse 2008 Discretionary Settlement Trust to Christopher Woodhouse.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

The Christopher Woodhouse 2008 Discretionary Settlement Trust

8. State the nature of the transaction

A transfer from Christopher Woodhouse and Nicholas John Shaw as trustees of The Christopher Woodhouse 2008 Discretionary Settlement Trust to Christopher Woodhouse.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

11,558,795

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

1.32%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

11,558,795

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

1.32%

13. Price per *share* or value of transaction

Nil Consideration

14. Date and place of transaction

3 October 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Christopher Woodhouse and his connected persons are interested in 11,598,795 shares which is 1.32%.

16. Date issuer informed of transaction

3 October 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

3 October 2008

END

REG-Debenhams plc Preliminary Results - Part 1

Released: 21/10/2008

com:20081021:RnsU2808G

RNS Number : 2808G

Debenhams plc

21 October 2008

21 October 2008

DEBENHAMS PLC

PRELIMINARY RESULTS FOR 52 WEEKS ENDED 30 AUGUST 2008 AND TRADING UPDATE

Financial Highlights

- Gross transaction value up 1.3%; like-for-like sales down 0.9%
- Gross margin maintained
- Headline profit before tax* in line with consensus at £110.1m (2007: £131.4m)
- Net debt at 30 August 2008 down to £994m from £1,016.5m a year ago
- Basic earnings per share 9.0p (2007: 9.3p)
- Full year dividend of 3.0p per share; final dividend of 0.5p per share

*Before non-cash amortisation of capitalised bank fees of £4.2m (2007: £3.9m) and exceptionals £nil (2007: £14.3m).

Operating Highlights

- Market share gains in all major clothing categories; total clothing share gain of 0.3%*
- Strong performance from Designers at Debenhams
- Extensive changes to Womenswear ranges to simplify consumer offer
- Reduced same store stock density by 10.5% through range editing programme
- Opened 7 new department stores, 3 resited department stores and 1 Desire store
- Store pipeline at 11 new department stores, 1 resited department store and 3 new Desire stores over the next 3 years including flagship store at Westfield London opening on 30 October 2008
- Continued strong growth in Debenhams Direct; sales up 60.8%
- 10 new international franchise stores opened
- Deleveraging initiatives underway

*Source: TNS, 26 weeks to 17 August 2008.

Rob Templeman, Chief Executive of Debenhams, said:

"In what has been a difficult trading environment, we were pleased to have been able to deliver gross transaction value growth of 1.3%. The market share gains, alongside our strategic objectives of focusing on product design, quality and

value, demonstrate that our products are finding favour with customers. In 2009 we will drive the business forward by continuing to focus on product design, quality and value and on the important differentiation provided by our exclusive Designers at Debenhams ranges. At the same time we will invest prudently in higher returning projects such as new stores.

"We will remain focused on managing the business tightly in light of difficult and uncertain market conditions through the pro-active, close management of costs, stocks and capital to ensure we emerge from this downturn in the strongest possible position."

FINANCIAL SUMMARY

	2008	2007	Change
Gross transaction value (GTV)	£2,336.0m	£2,305.6m	+1.3%
Like-for-like sales			-0.9%
Operating profit before exceptionals	£176.1m	£194.1m	-9.3%
Gross margin			Unchanged
Headline profit before tax and exceptionals*	£110.1m	£131.4m	-16.2%
Profit before tax and exceptionals	£105.9m	£127.5m	-16.9%
Earnings per share	9.0p	9.3p	-3.2%
Full year dividend per share	3.0p	6.3p	-52.4%
	30-08-08	01-09-07	Change
Net debt	£994.0m	£1,016.5m	£22.5m

*After adding back £4.2m of amortisation from capitalised bank fees (2007 £3.9m); includes £13.5m deduction for flat lining of lease rentals, £123.6m before deduction (2007: deduction of £14.1m; PBT of £145.5m before deduction).

Enquiries

Debenhams plc
Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302
Lisa Williams, Investor Relations 020 7408 3304

Financial Dynamics
Jonathon Brill 020 7269 7170
Billy Clegg 020 7269 7157
Caroline Stewart 020 7269 7227

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

REVIEW OF THE YEAR

Market conditions

The first quarter of the financial year started strongly in September but gave way to weaker conditions in October and November. Christmas trading and the January sale provided a fillip to the second quarter but conditions softened again in the third quarter in line with poor spring weather. The fourth quarter for retail, as with most consumer facing businesses, was increasingly impacted by economic uncertainty and a weak July was sandwiched between better trading in June and August.

Despite this environment, Debenhams has taken market share in all of the major clothing categories as customers have responded favourably to the changes made to the design, quality and value of our products and the improved in-store environment. Overall, Debenhams' share of the total clothing market increased by 0.3%.1

1Source: TNS, 26 weeks to 17 August 2008.

Financial performance

Gross transaction value (GTV) for the year increased by 1.3% to £2,336.0

million. Like-for-like sales fell by 0.5% reflecting the tough trading environment evident throughout the UK retail sector. The like-for-like decline was offset by growth from new department stores of 1.7%, new Desire stores of 0.3% and the international business of 0.2%.

Own bought products accounted for 71.8% of sales, up from 69.5% last year and in line with our strategic aim to increase the own bought product mix. The increase in own bought mix was driven by the introduction of more own bought product into the former Roches stores and higher sales density growth in own bought areas as well as a recovery in Menswear following range issues last year.

In line with our aim to increase the size of our Designer business, we were pleased that Designers at Debenhams made a strong contribution to sales during 2008 of some £387 million, an increase of 8% over the prior year.

Gross margin was maintained at the same level as the previous year despite the difficult environment. The positive impact of higher intake margin and improved own bought mix has been reinvested in pricing and the close management of terminal stock.

Headline profit before tax, exceptionals and amortisation from capitalised bank fees was £110.1 million, compared with £131.4 million last year. Profit before tax and exceptionals of £105.9 million was £21.6 million lower than a year ago.

Basic earnings per share of 9.0 pence compared with 9.3 pence last year.

Cash generated from operations (after investing activities) during the year was £160.2 million. Net debt at year-end on 30 August 2008 was £994.0 million. This was an improvement of £22.5 million over the position at 1 September 2007.

The Board has proposed a final dividend of 0.5p per share, taking the full dividend for the year to 3.0 pence. The Board has taken the decision on the total level of dividend declared during the year in light of trading through 2008 and its current view of the prospects for 2009.

Store portfolio and new store openings

Expanding the store portfolio continues to be a key driver of growth, despite the prevailing economic conditions. Although 23 stores have been added to the portfolio in the past four years (including the Roches acquisition), Debenhams is still relatively immature in terms of store numbers.

The store portfolio (excluding international franchise stores) at year end comprised 139 department stores and ten Desire stores. Total store space stood at 10,704,000 square feet, an increase of 4.3% on the 10,266,000 square feet at the start of the year. The average trading space for the year was 10,464,000 square feet, an increase of 3.1% on last year's average.

A total of 11 new stores opened during 2008. Seven new department stores were opened in: Glasgow Silverburn (89,000 sq ft, October); Welwyn (22,000 sq ft, October); Llanelli (22,000 sq ft, October); Ashford (61,000 sq ft, March); Liverpool (133,000 sq ft, May); Dunfermline (54,000 sq ft, August); and Blackpool (66,000 sq ft, August). Three resited department stores opened in Exeter (additional 31,000 sq ft, September), Derby (additional 17,000 sq ft, October) and Bangor (additional 28,000 sq ft, April). The 89,000 sq ft department store in Jervis Street, Dublin closed in January.

One new Desire store opened in Ballymena (15,000 sq ft, October). We remain committed to the Desire small store format but believe that the higher returns delivered by department stores mean that we should allocate capital into that format first in order to deliver greater shareholder value.

With new store openings being somewhat back-end loaded during the course of the year (especially Liverpool, Dunfermline and Blackpool), new space has made only a limited contribution to the Group's 2008 results. The performance of all new stores has at least met our expectations and in many cases exceeded them in a difficult market.

The total capital expenditure on new stores in 2008 was £60.9 million (2007: £54.1 million). Return on capital employed for new stores opened in 2008 is expected to be 56%[2]. These superior returns stem from improved operating

performance and disciplined and effective capital management.

2 First year store EBITDA as a percentage of net capital investment including working capital.

The new department store in Livingston opened on 16 October 2008. A further four department stores and two Desire stores are scheduled to open in 2009, along with a sizeable extension to the Cardiff store. These include the flagship store in Westfield London which opens on 30 October 2008.

Further out, whilst there have been a few instances of retail developments being delayed or even cancelled as property developers are affected by the credit crunch, we do not believe this will be a significant threat to our store opening strategy.

Store refits

During 2008 19 core stores underwent a refit programme. Eighteen were completed during the first half of the year in time for Christmas trading. In the second half, it was decided to slow the programme given the difficult economic environment to avoid the disruption to sales that inevitably occurs in a store during the 60-90 day refit period. Refitted stores continue to trade in line with our expectations.

Some 40 core stores are yet to be refitted and it remains our objective to complete these within the next 2-3 years, with the pace depending upon the economic climate. All stores have, however, benefited from new J by Jasper Conran, Star by Julien Macdonald and Collection shop fits which has significantly improved the in-store environment in Womenswear departments, even in older stores.

The capital expenditure on refits during the year was £30.3 million. The return on capital employed for stores refitted during 2008 was 20.5% (excluding three defensive refits).

Conversion of the nine stores acquired from Roches in September 2006 was completed by December 2007 and all are now trading as Debenhams. The former Roches store in Henry Street, Dublin was relaunched as our Republic of Ireland flagship in May 2008. We are pleased with the performance of the Republic of Ireland stores. The former Roches stores have performed in line with plan and have delivered the returns anticipated at the time of acquisition.

Deleveraging initiatives

As the economic and retail climate has deteriorated over the past year, market sentiment towards Debenhams' capital structure has weakened and the level of debt on the balance sheet appears to be negatively impacting valuations of the Company. The Board therefore believes that in order to maximise shareholder value in the current environment, it is important that leverage is taken off the agenda for Debenhams as soon as possible. A number of actions are being undertaken to achieve this. They include:

As the economic and retail climate has deteriorated over the past year, market sentiment towards Debenhams' capital structure has weakened and the level of debt on the balance sheet appears to be negatively impacting valuations of the Company. The Board therefore believes that in order to maximise shareholder value in the current environment, it is important that leverage is taken off the agenda for Debenhams as soon as possible. A number of actions are being undertaken to achieve this. They include:

- Cost reductions: the £20 million saving outlined at the time of the interim results has been achieved and will be realised in full in 2009. A further £10-15 million of cost savings are now being targeted.

- Lower capital expenditure: in 2008, our capex spend was £129.1 million; in 2009 this will be in the region of £90 million.

- Reduction in options/stock: at year end, the anticipated 15% reduction in options has been achieved, resulting in lower same store stock density of 10.5%. A further reduction of an average of 13% is now being trialled in a range of stores.

- Continued focus on working capital: this is an ongoing initiative.

- Scrip dividend: some 45% of shareholders elected to take the scrip alternative for the interim dividend; it will also be offered for the 2008 final dividend.

Products and supply chain

Womenswear

Womenswear - including women's accessories and lingerie - accounted for 46% of own bought sales in 2008. The performance of own bought ranges exceeded that of concessions, with Designer ranges selling strongly.

Customer research suggested that our product range had become too big and that customers in fact want edited choice. We have sought to address this by making

extensive changes to Womenswear during the summer which saw a number of brands expanded whilst others were closed. Our intention is to simplify the consumer offer by having fewer but bigger departments which have more product authority at all price points. Key changes within Designers at Debenhams are the extension of Star by Julien Macdonald both in range and footprint and the increased store coverage of Betty Jackson.Black. Additionally, the casual and formal lines within J by Jasper Conran are now being co-located in stores.

Within our core ranges, Casual Club has been merged with Collection to create easier shopping for everyday essentials by eliminating duplication and providing bigger statements of key product areas such as knitwear. Other brands which have become bigger include the younger fashion brand Red Herring, particularly following the launch of its Special Edition party wear range. Brands which have closed include Antoni and Alison, John by John Richmond, J. Taylor and Gorgeous.

Menswear

Menswear represented 15.5% of own bought sales in 2008. Performance of Menswear continues to show a marked improvement, as reflected in good market share gains. This has been driven in part by a strong performance from our designer business, notably J by Jasper Conran and Rocha.John Rocha. Strong share gains were made in suiting, outerwear, denim and accessories. Mantaray, our surf/outdoor brand, is now truly established and is an all year round business.

There has been further focus on men's accessories through increased space in better locations. The performance on these areas - notably bags, wallets and belts - has continued to surge, delivering a great profit and sales density and justifying investment in a dedicated men's accessories team.

Childrenswear

The Childrenswear division's share of own bought sales was 7.7% in 2008. Designers continue to be a Childrenswear strength, with strong performances from J by Jasper Conran, Rocha.Little Rocha, Rocha.John Rocha and Butterfly by Matthew Williamson. Overall, Designers accounted for over 50% of divisional sales. The division has seen ongoing strength in the Baby and Toddler ranges across both boys and girls and further growth is expected in these areas next year.

Baker by Ted Baker has gone from strength to strength, exceeding all expectations in its first year with customers appreciating the level of fashion and sense of fun of the range. The brand has expanded into 92 stores from 60 at launch.

Home

The Home division accounted for 13.9% of own bought sales in 2008 (including gifts). Home performance continues to stabilise with improvements in the latter part of the year especially pleasing, although there is still some work to be done. The focus on Designers at Debenhams continues to bear fruit, with good growth in all Designers led by Star by Julien Macdonald. The focus on the Designer collections will accelerate as a key point of difference. Elements of

the new Home concept seen in our Liverpool store will be rolled out to all new stores, with Westfield London being the key opening in October 2008.

Stock management

In the current economic environment, we will manage stocks very tightly. Terminal stock was at a historically low level at year end. The range editing programme, predominantly in Womenswear, has resulted in a 10.5% reduction in same-store stock density. This was partly offset by the need to increase stock due to new stores and growth in the online business and as a result total stock by value decreased by 3% during 2008. A further stock reduction averaging 13% is being trialled in a range of stores.

Cost price inflation

Although pressure on cost prices increased through the year - principally due to foreign exchange rates, increases in raw materials prices, higher oil prices and labour inflation - we were able to mitigate much of this pressure during 2008. Importantly, our currency exposure was reduced by hedging US dollar purchases forward by 12-18 months. In addition, excess manufacturing capacity in China has enabled us to resist price increases by suppliers. There are indications that some of the drivers of cost price inflation are weakening; oil and commodity prices are falling and transportation costs are easing. Although these factors will undoubtedly ease the pressures on cost prices, we will continue to seek ways to mitigate any inflationary pressure on our supply chain.

International franchise stores

Debenhams' international franchise stores performed well in 2008, a testament to the strength of the Debenhams brand outside the UK and the appeal of our own bought product ranges to international customers.

The International division accounted for 2.4% of total sales during the year, an increase of 0.2% on last year. Retail sales have been robust in many of the countries where our international stores are located and the franchisee businesses have seen like-for-like growth of 10%.

During 2008, ten new international stores were opened in Cyprus, India, Jordan, Romania, the Philippines, Saudi Arabia and UAE. At year end the portfolio stood at 41 stores in 15 countries.

Since the end of the year, new stores have opened in Indonesia, Saudi Arabia and Romania and the Bahrain store has been resited bringing the total number of stores to 44.

Debenhams Direct

The online business, www.debenhams.com, has grown strongly since the launch of a new website in November 2006 and we believe that within a few years it will be our single largest store.

Debenhams Direct recorded a 60.8% increase in sales during 2008 to £42 million. Its contribution to total group sales increased from 1.1% last year to 1.8%. Visitor numbers were up by 51.9% to some 43.6 million visitors. The average conversion rate (the number of visitors to the site who complete a purchase) was 2.1%, up from 1.9% in the previous year.

Developments in Debenhams Direct during the year include enhanced visuals - such as catwalk videos - and giving customers the opportunity to return unwanted items to stores.

Marketing

Through the breadth of our offer we have developed a very inclusive customer base. Regardless of which brands and departments a customer chooses to shop, our commitment is to deliver great value consistently: that means quality, style and fashion at affordable prices. Customers are particularly responsive to our Designers at Debenhams ranges, which really deliver on the demand for beautiful, unique and stylish product at an affordable price. Our marketing messages - in store, on line and externally - are all about reinforcing this.

In addition, during this challenging time, customers are increasingly responsive to great offers and promotions. Debenhams' mix of sale offers, three day spectaculars, cardholder events and spend-driven discounts mean that we are perfectly placed to meet these needs.

We have recently launched a new, simplified and more contemporary creative to communicate our key messages. This is enhanced by a focus on excellent visual standards for both new product launches and customer promotions. We are confident that our marketing is relevant to our customers' mindset; initial results are very encouraging.

CURRENT TRADING AND OUTLOOK

The first few weeks of the new financial year have been characterised by unprecedented turmoil in financial markets which has attracted massive media interest and in turn has heightened concerns of customers about their own financial security. This has undoubtedly had a negative impact on the retail sector. Against this background, gross transaction value for the six weeks to 11 October 2008 was 1% lower than last year. Like-for-like sales for this period were down 4.2% on the previous year. These comparisons are against a strong opening six weeks last year when total sales grew by 5.2% and like-for-like sales by 3.1%. Gross margin for the six week period was 50 basis points higher than last year and gross cash margin was flat.

The market share gains, alongside our strategic objectives of focusing on product design, quality and value, demonstrate that our products are finding favour with customers. In 2009 we will continue to drive the business forward by focusing on product design, quality and value and on the important point of difference provided by our exclusive Designers at Debenhams ranges. At the same time we will invest prudently in higher returning projects such as new stores.

We will remain focused on managing the business tightly in light of difficult and uncertain market conditions through the pro-active, close management of costs, stocks and capital to ensure we emerge from this downturn in the strongest possible position.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements". These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: difficult market conditions and fragile consumer confidence; Debenhams' ability to accurately predict customer preferences and demands accurately; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; and currency fluctuations and currency risk.

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card providers; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages, slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories including Womenswear, Menswear, Childrenswear, Home and Health and Beauty.

Debenhams has a total of 140 department stores in the UK and the Republic of Ireland and 10 Desire by Debenhams stores, which is a small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has 44 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams

range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Erickson Beamon, Pip Hackett, Betty Jackson, Ben de Lisi, Julien Macdonald, Melissa Odabash, Jane Packer, Pearce Fionda, Janet Reger, John Rocha and Matthew Williamson.

Consolidated Income Statement

For the financial year ended 30 August 2008

	Note	Fo 30 20 £m
Revenue	2	1,8
Cost of sales		(1,
Analysed as:		
Cost of sales before exceptional items		(1,
Exceptional cost of sales	4	-
Gross profit		26
Distribution costs		(50
Analysed as:		
Distribution costs before exceptional items		(50
Exceptional distribution costs	4	-
Administrative expenses		(4
Operating profit		17
Analysed as:		
Operating profit before exceptional items		17
Exceptional operating items	4	-
Interest receivable and similar income	5	4.8
Interest payable and similar charges	6	(75
Profit before taxation		10
Taxation	7	(28
Analysed as:		
Taxation before exceptional items		(28
Taxation credit on exceptional items	7	-
Profit for the financial year attributable to equity shareholders	10	77.

Earnings per share attributable to the equity shareholders (expressed in pence per share

		Pence per share	Pence per share
Basic	9	9.0	9.3
Diluted	9	9.0	9.3

Dividends per share (expressed in pence per share)

		Pence per share	Pence per share
Proposed final dividend per share	8	0.5	3.8

All Group operations during the financial years were continuing operations.

Consolidated Statement of Recognised Income & Expenses

For the financial year ended 30 August 2008

Profit for the financial year

Actuarial (loss)/gain recognised in the pension scheme

Currency translation
Change in the valuation of the available for sale investments
Movement on deferred tax relating to the pension scheme

Cash flow hedges
- net fair value (losses)/gains (net of tax)
- recycled and adjusted against the initialmeasurement of the acquisition cost of invent
- reclassified and reported in net profit

Net (expense)/income recognised directly in equity

Total recognised income attributable to the equity shareholders of the Group

Consolidated Balance Sheet

As at 30 August 2008	Note	30 August 2008 £m	1 September 2007 £m
ASSETS			
Non-current assets			
Intangible assets		840.8	842.9
Property, plant and equipment		693.3	667.7
Financial assets			
- Available for sale investments		11.0	20.3
- Derivative financial instruments		8.2	19.7
Retirement benefit assets		25.0	87.3
Deferred tax assets		57.4	52.3
		1,635.7	1,690.2
Current assets			
Inventories		237.5	244.6
Trade and other receivables		58.5	65.6
Derivative financial instruments		10.5	3.0
Cash and cash equivalents	12	42.1	80.4
		348.6	393.6
LIABILITIES			
Current liabilities			
Financial liabilities			
- Bank overdraft and borrowings		(144.5)	(104.8)
- Derivative financial instruments		-	(2.2)
Trade and other payables		(470.2)	(468.6)
Current tax liabilities		(29.9)	(31.6)

Provisions for liabilities and charges		(0.7)	(2.2)
		(645.3)	(609.4)
Net current liabilities		(296.7)	(215.8)
Non-current liabilities			
Financial liabilities			
- Bank overdraft and borrowings		(891.6)	(992.1)
- Derivative financial instruments		(0.7)	-
Deferred tax liabilities		(95.3)	(111.6)
Other non-current liabilities		(225.8)	(207.1)
Provisions for liabilities and charges		(0.3)	(0.6)
		(1,213.7)	(1,311.4)
Net assets		125.3	163.0
SHAREHOLDERS' EQUITY			
Share capital		0.1	0.1
Share premium		682.9	682.9
Merger reserve		1,200.9	1,200.9
Reverse acquisition reserve		(1,199.9)	(1,199.9)
Hedging reserve		10.8	15.4
Other reserves		5.1	13.1
Retained earnings		(574.6)	(549.5)
Total equity	10	125.3	163.0

Consolidated Cash Flow Statement

For the financial year ended 30 August 2008

Cash flows from operating activities
Cash generated from operations
Interest received
Interest paid
Tax paid

Net cash generated from operating activities

Cash flows from investing activities
Purchase of property, plant and equipment
Purchase of intangible assets
Proceeds from sale of property, plant and equipment

Net cash used in investing activities

Cash flows from financing activities
Repayment of term loan facility

More to follow, for following part double-click [nRn2U2808G]

REG-Debenhams plc Preliminary Results - Part 2

Released: 21/10/2008

Part 2 : For preceding part double click [nRn1U2808G]

Dividends paid
Appropriation - settlement of 'C' Loan Notes
Receipt of monies for employee share options
Purchase of shares by Debenhams Retail Employee Trust2004 ('DRET')
Payments for reduction in outstanding financelease liability
Capitalised debt issue costs
Appropriation by DRET

Net cash used in financing activities

Net (decrease)/increase in cash and cash equivalents

Net cash and cash equivalents at beginning of financial year

Net cash and cash equivalents at end of financial year

Notes to the Accounts

At 30 August 2008

1. Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted in the European Union and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS.

The consolidated financial statements have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the financial year ended 30 August 2008. Accounting policies have been consistently applied.

The financial information set out in this document does not constitute the statutory accounts of the Group for the years ended 30 August 2008 and 1 September 2007 but is derived from the 2008 annual report and financial statements. The annual report and financial statements for 2007, which were prepared under IFRS, have been delivered to the Registrar of Companies and the Group annual report and financial statements for 2008, prepared under IFRS, will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

2. Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3. Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believes that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

	30 August 2008	1 September 2007
	£m	£m

Gross transaction value	2,336.0	2,305.6

4. Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

	30 August 2008 £m	1 September 2007 £m
Operating exceptional items:		
Acquisition and reorganisation of stores in the Republic of Ireland	-	14.3
Total exceptional items before tax	-	14.3

Financial year ended 1 September 2007

Acquisition and reorganisation of stores in the Republic of Ireland

On 12 September 2006 the Group acquired the business and assets of nine stores from Roches Stores, the total consideration on acquisition of the stores was £30.0 million. Following the acquisition, the Group assigned the existing Dublin store lease (Jervis Street) which resulted in the closure of the store after the year end.

The acquisition of the stores, assignment of the lease and subsequent closure of the Jervis Street store created an accelerated depreciation charge of £6.3 million and redundancy costs of £4.6 million. Marketing, travel, legal and integration costs amounted to £3.4 million. Integration costs included £0.8 million of costs which related to the distribution centre and were charged to distribution costs, all other costs related to the stores and were charged to cost of sales.

5. Interest receivable and similar income

	30 August 2008 £m	1 September 2007 £m
Interest on bank deposits	4.8	4.2

6. Interest payable and similar charges

	30 August2008£m
Bank loans and overdrafts	(67.1)
Amortisation of issue costs on loans	(4.2)
Interest payable on finance leases	(3.0)
Charges arising from ineffective cash flow hedges	(0.7)
	(75.0)

7. Taxation

Analysis of tax charge for the financial year	30
	£m
Current tax:	
UK corporation tax charge on profit for the year	26.
Adjustments in respect of prior periods	(0.
Current tax expense	25.
Deferred taxation:	
Origination and reversal of timing differences	(3.
Pension cost relief in excess of pension charge	7.0
Adjustments in respect of prior periods - pension costs	-
Adjustments in respect of prior periods	(0.
Deferred tax expense	3.0
Tax charge for the financial year	28.

Tax relating to exceptional items as detailed in note 4 and included in the above tax charge amounted to:

	30 August 2008	1 September 2007
	£m	£m
Tax credit relating to:		
Operating exceptional items	-	2.7

8. Dividends

	30 August 2008	1 2
	£m	£
Final paid 3.8 pence (2007: 2.4 pence) per £0.0001 share	32.6	2
Interim paid 2.5 pence (2007: 2.5 pence) per £0.0001 share		
Settled in cash	11.8	2
Settled in scrip issue	9.7	-
	54.1	4

The directors are proposing a final dividend in respect of the financial year ended 30 August 2008 of 0.5 pence per share (2007: 3.8 pence per share), which will absorb an estimated £4.3 million (2007: £32.6 million) of shareholders' funds. It will be paid on 16 January 2009 to shareholders who are on the register of members at close of business on 12 December 2008. No liability is recorded in the financial statements in respect of the final dividend.

9. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary

shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year.

Basic and diluted earnings per share	30 August 2008	
	Basic	Diluted
	£m	£m
Profit for the financial year after taxation	77.1	77.1
	Number	Number
	m	m
Weighted average number of shares	861.5	861.5
Shares held by ESOP (weighted)	(1.1)	(1.1)
Shares issuable (weighted)	-	-
Adjusted weighted average number of shares	860.4	860.4
	Pence per share	Pence per sha
Earnings per share	9.0	9.0

10. Consolidated statement of changes in shareholders' equity

	30 August 2008£m
Opening shareholders' equity	163.0
Profit for the financial year	77.1
Currency translation differences	1.3
Actuarial (loss)/gain in pension schemes	(79.8)
Movement in deferred tax relating to pension schemes	22.3
Change in valuation of available for sale investment	(9.3)
Cash flow hedges	(4.6)
Employee share ownership plans	0.8
Proceeds from shares options in the DRET	-
Purchase of treasury shares for DRET	(1.1)
Dividends paid	(54.1)
Shares issued in lieu of dividend	9.7
Closing shareholders' equity	125.3

11. Cash generated from operations

Profit for the financial year
Taxation (note 7)
Depreciation
Accelerated depreciation
Amortisation
(Profit)/loss on disposal of property, plant and equipment
Employee options granted during the year
Fair value gains on derivative instruments
Net movements in provisions for liabilities and charges
Interest income (note 5)
Interest expense (note 6)
Difference between pension charge and contributions paid
Net movement in other non-current liabilities

Changes in working capital
Decrease/(increase) in inventories
Decrease in trade and other receivables
Increase in trade and other payables

Cash generated from operations

12. Analysis of changes in net debt

	At1 September 2007 £m	Cash flow £m	Nc £r
Analysis of net debt			
Cash	80.4	(38.3)	-
Bank overdrafts	(1.1)	(43.9)	-
Cash and cash equivalents	79.3	(82.2)	-
Debt due within one year	(96.4)	100.4	(
Debt due after one year	(941.6)	1.4	9
Finance lease obligations due within one year	(7.4)	0.7	3.
Finance lease obligations due after one year	(50.4)	-	3.
	(1,016.5)	20.3	2.

13. Financial information

The statutory accounts will be filed with the Registrar of Companies and sent to the holders of the Company's listed securities in November. Copies will be available at the Company's registrars, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA (0870 607 6838), and at the Company's registered office 1 Welbeck Street, London, W1G 0AA from the date of posting.

This information is provided by RNS

The company news service from the London Stock Exchange

END

FR FKKKDFBDDBKB

REG-Debenhams plc Director/PDMR Shareholding

Released: 24/10/2008

com:20081024:RnsX6542G

RNS Number : 6542G

Debenhams plc

24 October 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Robert Templeman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes, Jennifer Ann Templeman and Nicholas John Shaw the trustees of The Robert Templeman 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a transfer from Robert Templeman, Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust to Rebecca Jane Templeman, Carly Louise Templeman and Julie Atkins.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Robert Templeman 2008 Discretionary Settlement Trust

8. State the nature of the transaction

A transfer from Robert Templeman, Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust to Rebecca Jane Templeman, Carly Louise Templeman and Julie Atkins.

9. Number of shares, debentures or financial instruments relating to shares acquired

Rebecca Jane Templeman - 171,455 shares

Carly Louise Templeman - 171,455 shares

Julie Atkins - 171,454 shares

10. Percentage of issued class acquired (treasury shares of that class should

not be taken into account when calculating percentage)

Rebecca Jane Templeman - 0.0196%

Carly Louise Templeman - 0.0196%

Julie Atkins - 0.0195%

11. Number of shares, debentures or financial instruments relating to shares disposed

514,364

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.058%

13. Price per share or value of transaction

Nil consideration

14. Date and place of transaction

23 October 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Robert Templeman and his connected persons are interested in 13,466,214 shares which is 1.53%.

16. Date issuer informed of transaction

23 October 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

24 October 2008

END

END

RDSEAAELASPPFFE

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 24/10/2008

com:20081024:RnsX6548G

RNS Number : 6548G

Debenhams plc

24 October 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Michael Sharp

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes, Elaine Agnes Sharp & Nicholas John Shaw, trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a transfer from Michael John Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust to Michael John Sharp and Nicholas Shaw as trustees of the Sharp Discretionary Settlement.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Michael Sharp 2008 Discretionary Settlement Trust

8. State the nature of the transaction

A transfer from Michael John Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust to Michael John Sharp and Nicholas Shaw as trustees of the Sharp Discretionary Settlement.

9. Number of shares, debentures or financial instruments relating to shares acquired

218,904

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.025%

11. Number of shares, debentures or financial instruments relating to shares disposed

218,904

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.025%

13. Price per share or value of transaction

Nil consideration

14. Date and place of transaction

23 October 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Michael Sharp and his connected persons are interested in 5,640,934 shares which is 0.64%

16. Date issuer informed of transaction

23 October 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

24 October 2008

END

END

RDSEAAELASNPFFE

END